D
PC

The Commonwealth of Massachusetts

William Francis Galvin
Secretary of the Commonwealth
One Ashburton Place, Boston, Massachusetts 02108-1512

Articles of Amendment

(General Laws Chapter 156D, Section 10.06; 950 CMR 113.34)

(1) Exact name of corporation: Pressure BioSciences, Inc.

(2) Registered office address: 14 Norfolk Avenue, South Easton, Massachusetts 02375
(number, street, city or town, state, zip code)

(3) These articles of amendment affect article(s): Article III and IV
(specify the number(s) of article(s) being amended (I-VI))

(4) Date adopted: April 6th, 2012
(month, day, year)

(5) Approved by:

(check appropriate box)

☐ the incorporators.

☐ the board of directors without shareholder approval and shareholder approval was not required.

☑ the board of directors and the shareholders in the manner required by law and the articles of organization.

(6) State the article number and the text of the amendment. Unless contained in the text of the amendment, state the provisions for implementing the exchange, reclassification or cancellation of issued shares.

Article III is being amended to designate 500 shares of Preferred Stock as Series E Convertible Preferred Stock.

Article IV is being amended to include the attached Certificate of Designation of Preferences, Rights and Limitations of Series E Convertible Preferred Stock.

P.C. 13396529

To change the number of shares and par value, * if any, of any type, or to designate a class or series, of stock, or change a designation of class or series of stock, which the corporation is authorized to issue, complete the following:

Total authorized prior to amendment:

WITHOUT PAR VALUE		WITH PAR VALUE		
TYPE	NUMBER OF SHARES	TYPE	NUMBER OF SHARES	PAR VALUE
		Common	20,000,000	$.01
		Preferred	297,836	$.01
		Series A Convertible Preferred	313,960	$.01
		Series B Convertible Preferred	279,256	$.01
		Series C Convertible Preferred	88,098	$.01
		Series D Convertible Preferred	850	$.01
		Series A Junior Participating Preferred	20,000	$.01

Total authorized after amendment:

WITHOUT PAR VALUE		WITH PAR VALUE		
TYPE	NUMBER OF SHARES	TYPE	NUMBER OF SHARES	PAR VALUE
		Common	20,000,000	$.01
		Preferred	297,336	$.01
		Series A Convertible Preferred	313,960	$.01
		Series B Convertible Preferred	279,256	$.01
		Series C Convertible Preferred	88,098	$.01
		Series D Convertible Preferred	850	$.01
		Series E Convertible Preferred	500	$.01
		Series A Junior Participating Preferred	20,000	$.01

(7) The amendment shall be effective at the time and on the date approved by the Division, unless a later effective date not more than 90 days from the date and time of filing is specified: _____

G.L. Chapter 156D eliminates the concept of par value, however a corporation may specify par value in Article III. See G.L. Chapter 156D, Section 6.21, and the comments relative thereto.

(signature)

Signed by: _____ ,
                                              (signature of authorized individual)

☐   Chairman of the board of directors,

☑   President,

☐   Other officer,

☐   Court-appointed fiduciary,

on this __6th__ _____ day of __April_____ , __2012_____ .

(PURSUANT TO SECTION 6.02 OF
THE MASSACHUSETTS BUSINESS CORPORATION ACT AND
CHAPTER 156D
OF THE MASSACHUSETTS GENERAL LAWS)

PRESSURE BIOSCIENCES, INC.

CERTIFICATE OF DESIGNATION OF PREFERENCES,
RIGHTS AND LIMITATIONS
OF
SERIES E CONVERTIBLE PREFERRED STOCK

I.   **Terms of Preferred Stock.**

    A.   **Designation, Amount and Par Value.** The series of Preferred Stock will be designated as the Corporation's Series E Convertible Preferred Stock (the "**Series E Preferred Stock**") and the number of shares so designated will be 500, which will not be subject to increase without any consent of the holders of the Series E Preferred Stock (each a "**Holder**" and collectively, the "**Holders**") that may be required by applicable law. Each share of Series E Preferred Stock will have a par value of $0.01 per share.

    B.   **Ranking and Voting.**

        1.   **Ranking.** The Series E Preferred Stock will, with respect to rights upon liquidation, winding-up or dissolution, rank: (a) senior to the Corporation's common stock, par value $0.01 per share ("**Common Stock**") for so long as at least 250 shares of Series E Preferred Stock remain outstanding, and *pari passu* with with the Common Stock thereafter; (b) junior with respect to the Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock and Series D Preferred Stock; and (c) junior to all existing and future indebtedness of the Corporation. The Series E Preferred Stock will, with respect to dividend rights, rank: (a) senior to the Corporation's Common Stock; (b) junior to the Series A Preferred Stock, Series B Preferred Stock and Series C Preferred Stock; and (c) senior with respect to Series D Preferred Stock.

        2.   **Voting.** For so long as at least 100 shares of Series E Preferred Stock remain outstanding, without the prior written consent of a majority of holders of shares of Series E Preferred Stock, the Company may not issue any preferred stock that is not junior to the Series E Preferred Stock in right of liquidation, winding-up and dissolution. For so long as any shares of Series E Preferred Stock remain outstanding, without the prior written consent of a majority of holders of shares of Series E Preferred Stock, the Company may not issue any preferred stock that is not junior to the Series E Preferred Stock in right of dividends. Except as required by applicable law or as set forth herein, the Holders of shares of Series E Preferred Stock will have no right to vote on any matters, questions or proceedings of this Corporation including, without limitation, the election of directors. Without limiting the foregoing, the Holders of Series E Preferred Stock will have no right to vote on the authorization or issuance of any shares of Common Stock or preferred stock ranking junior to the Series E Preferred Stock with respect to dividend rights and rights upon liquidation, winding-up or dissolution.

C. **Dividends and Other Distributions.** Commencing on the date of the issuance of any such shares of Series E Preferred Stock (each respectively an "**Issuance Date**"), holders of Series E Preferred Stock will be entitled to receive annual dividends on each outstanding share of Series E Preferred Stock ("**Dividends**"), at the Dividend Rate from the Issuance Date, subject to adjustment as provided herein. Accrued Dividends will be payable annually, beginning on the first anniversary of the original issue date, and upon redemption of the Series E Preferred Stock in accordance with **Section I.F** or conversion of the Series E Preferred Stock in accordance with **Section I.G.**

1. Any calculation of the amount of such Dividends payable pursuant to the provisions of this **Section I.C.** will be made based on a 365-day year and on the number of days actually elapsed during the applicable calendar quarter, compounded annually.

2. Dividends are payable at the Corporation's election, (a) in cash based on the closing bid price of our shares of common stock on the trading day immediately prior to the Dividend Payment Date, or (b) in shares of Common Stock registered pursuant to a current and effective registration statement on file with the U.S. Securities and Exchange Commission, valued at 85.0% of the VWAP of the Corporation's shares of Common Stock on the trading day on which shares of Common Stock are issued by the Corporation in electronic form in payment of such dividend.

3. So long as any shares of Series E Preferred Stock are outstanding, no dividends or other distributions will be paid, declared or set apart with respect to any Common Stock. The Common Stock will not be redeemed while the Series E Preferred Stock is outstanding.

4. **Credit Risk Adjustment.** Notwithstanding the foregoing, the Dividend Rate shall adjust (a) downward by an amount equal to the Credit Spread Adjustment for each amount equal to the Adjustment Factor, if any, that the Measuring Metric falls below the Lower Triggering Level, and (b) upward by an amount equal to the Credit Spread Adjustment for each amount equal to the Adjustment Factor, if any, that the Measuring Metric rises above the Upper Triggering Level; provided, however, that in no event shall the Dividend Rate be below the Minimum Rate or above the Maximum Rate.

D. **Protective Provision.** So long as any shares of Series E Preferred Stock are outstanding, the Corporation will not, without the affirmative approval of the Holders of a majority of the shares of the Series E Preferred Stock then outstanding (voting as a class), (i) alter or change adversely the powers, preferences or rights given to the Series E Preferred Stock, (ii) authorize or create any class of stock ranking as to distribution of dividends senior to the Series E Preferred Stock, (iii) amend its certificate of incorporation or other charter documents in breach of any of the provisions hereof, (iv) increase the authorized number of shares of Series E Preferred Stock, or (v) enter into any agreement with respect to the foregoing. So long as at least 100 shares of Series E Preferred Stock are outstanding, the Corporation will not, without the affirmative approval of the Holders of a majority of the shares of the Series E Preferred Stock outstanding (voting as a class), (a) liquidate, dissolve or wind-up the business and affairs of the Corporation, or (b) enter into any agreement with respect to the foregoing.

1. A "**Deemed Liquidation Event**" will mean: (a) a merger or consolidation in which the Corporation is a constituent party or a subsidiary of the Corporation is a constituent party and the Corporation issues shares of its capital stock pursuant to such merger or consolidation, except any such merger or consolidation involving the Corporation or a subsidiary in which the shares of capital stock of the Corporation outstanding immediately prior to such merger or consolidation continue to represent, or are converted into or exchanged for shares of capital stock that represent, immediately following such merger or consolidation, at least a majority, by voting power, of the capital stock of the surviving or resulting corporation or if the surviving or resulting corporation is a wholly owned subsidiary of another corporation immediately following such merger or consolidation, the parent corporation of such surviving or resulting corporation; or (b) the sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, by the Corporation or any subsidiary of the Corporation of all or substantially all the assets of the Corporation and its subsidiaries taken as a whole, or the sale or disposition (whether by merger or otherwise) of one or more subsidiaries of the Corporation if substantially all of the assets of the Corporation and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, except where such sale, lease, transfer, exclusive license or other disposition is to a wholly owned subsidiary of the Corporation.

   2. The Corporation will not have the power to effect a Deemed Liquidation Event referred to in **Section I.D.1** unless the agreement or plan of merger or consolidation for such transaction provides that the consideration payable to the stockholders of the Corporation will be allocated among the holders of capital stock of the Corporation in accordance with **Section I.E.**

  E. **Liquidation.**

   1. For so long as at least 250 shares of Series E Preferred Stock remain outstanding, upon any liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary (each a "**Liquidation Event**"), after payment or provision for payment of debts and other liabilities of the Corporation, the holders of Series E Preferred Stock will be entitled to be paid out of the assets of the Corporation available for distribution to its stockholders an amount with respect to each share of Series E Preferred Stock equal to $1,000.00, plus any accrued but unpaid Dividends thereon (the "**Series E Liquidation Value**"), before any distribution or payment shall be made to the holders of Common Stock. At any time that fewer than 250 shares of Series E Preferred Stock remain outstanding, upon the occurrence of any Liquidation Event, after payment or provision for payment of debts and other liabilities of the Corporation, pari passu with any distribution or payment made to the holders of Common Stock by reason of their ownership thereof, the holders of Series E Preferred Stock will be entitled to be paid out of the assets of the Corporation available for distribution to its stockholders the Series E Liquidation Value. For so long as at least 250 shares of Series E Preferred Stock remain outstanding, if, upon the occurrence of any Liquidation Event, the amounts payable with respect to the shares of Series E Preferred Stock are not paid in full, the holders of shares of Series E Preferred Stock will share equally and ratably with each other in any distribution of assets of the Corporation in proportion to the Series E Liquidation Value, if any, to which each such holder is entitled, before any distribution or payment shall be made to holders of Common Stock. At any time that fewer than 250 shares of Series E Preferred Stock remain outstanding, if, upon the occurrence of any Liquidation Event, the amounts payable with respect to the shares of Series E Preferred Stock are not paid in full, the holders of shares of Series E Preferred Stock will receive the Series E Liquidation Value per share of Series E Preferred Stock on a proportionate and pari passu basis with the holders of Common Stock.

  F. **Redemption.**

   1. **Corporation's Redemption Option.** Upon or after the fifth anniversary of the Issuance Date, the Corporation will have the right, at the Corporation's option, to redeem all or a portion of the shares of Series E Preferred Stock, at a price per share equal to 100.0% of the Series E Liquidation Value (the "**Corporation Redemption Price**").

2. **Early Redemption.** Prior to redemption pursuant to **Section I.F.1** hereof, the Corporation will have the right, at the Corporation's option, to redeem all or a portion of the shares of Series E Preferred Stock at any time or times after the Issuance Date of such Series E Preferred Stock, at a price per share (the "**Early Redemption Price**") equal to the sum of the following: (a) the Corporation Redemption Price, plus (b) the Make Whole Payment.

3. **Mandatory Redemption.** Subject to Section E, if the Corporation determines to liquidate, dissolve or wind-up its business and affairs, or effect any Deemed Liquidation Event, the Corporation will redeem the Series E Preferred Stock at the applicable Corporation Redemption Price set forth in **Section I.F.1** or Early Redemption Price set forth in **Section I.F.2** depending upon the date of such liquidation, dissolution or winding-up.

4. **Mechanics of Redemption.** If the Corporation elects to redeem any of the Holders' Series E Preferred Stock then outstanding, it will deliver written notice thereof via facsimile and overnight courier ("**Notice of Redemption at Option of Corporation**") to each Holder, which Notice of Redemption at Option of Corporation will indicate (a) the number of shares of Series E Preferred Stock that the Corporation is electing to redeem and (b) the applicable Early Redemption Price or Corporation Redemption Price.

5. **Payment of Redemption Price.** Upon receipt by any Holder of a Notice of Redemption at Option of Corporation, such Holder will promptly submit to the Corporation such Holder's Series E Preferred Stock certificates. Upon receipt of such Holder's Series E Preferred Stock certificates, the Corporation will pay the Corporation Redemption Price or Early Redemption Price, as applicable, to such Holder in cash.

G. **Conversion.**

1. **Mechanics of Conversion.**

a. Subject to the terms and conditions hereof, one or more shares of the Series E Preferred Stock may be converted, in part or in whole, into shares of Common Stock, at any time or times after the Issuance Date, at the option of Holder or the Corporation, by (i) if at the option of Holder, delivery of a written notice to the Corporation (the "**Holder Conversion Notice**"), of the Holder's election to convert the Series E Preferred Stock, or (ii) if at the option of the Corporation, if the Equity Conditions are met, delivery of a written notice to Holder (the "**Corporation Conversion Notice**" and, with the Holder Conversion Notice, each a "**Conversion Notice**"), of the Corporation's election to convert the Series E Preferred Stock. On the same Trading Day on which the Corporation has received the Holder Conversion Notice or issued the Corporation Conversion Notice (as the case may be) by 11:59 a.m. Eastern time, or the following Trading Day if received after such time or on a non-Trading Day, the Corporation shall transmit by facsimile or electronic mail an acknowledgment of confirmation of receipt of the Holder Conversion Notice or issuance of the Corporation Conversion Notice to the Holder and the Corporation's transfer agent (the "**Transfer Agent**") and shall authorize the credit by the Transfer Agent of such aggregate number of Conversion Shares to which the Holder is entitled pursuant to such Conversion Notice to Holder's or its designee's balance account with The Depository Trust Corporation (DTC) Fast Automated Securities Transfer (FAST) Program, through its Deposit/Withdrawal at Custodian (DWAC) system, time being of the essence.

b. No fractional shares of Common Stock are to be issued upon conversion of Series E Preferred Stock, but rather the Corporation shall issue to the Holder cash in lieu of such fractional share based upon a value determined in good faith by holders of a majority of the outstanding shares of Series E Preferred Stock and the Corporation's board of directors, or at the Corporation's election, such fractional share shall be rounded up to the nearest whole share of Common Stock.

c. The Holder shall not be required to deliver the original certificates for the Series E Preferred Stock in order to effect a conversion hereunder.

d. The Corporation shall pay any and all taxes which may be payable with respect to the issuance and delivery of Conversion Shares to Holder.

2. **Holder Conversion.** In the event of a conversion of any Series E Preferred Stock pursuant to a Holder Conversion Notice, the Corporation shall issue to the Holder of such Series E Preferred Stock a number of Conversion Shares equal to (a) the Early Redemption Price multiplied by (b) the number of such Series E Preferred Stock subject to the Holder Conversion Notice divided by (c) the Conversion Price with respect to such Series E Preferred Stock plus the Make Whole Payment.

3. **Corporation Conversion.** In the event that the Closing Price of the Common Stock exceeds $2.00 per share for any 20 of 25 consecutive Trading Days, upon a conversion of any Series E Preferred Stock pursuant to a Corporation Conversion Notice, the Corporation shall issue to the Holder of such Series E Preferred Stock a number of Conversion Shares equal to (a) the Early Redemption Price multiplied by (b) the number of such Series E Preferred Stock subject to the Corporation Conversion Notice divided by (c) the Conversion Price with respect to such Series E Preferred Stock plus the Make Whole Payment.

4. **Stock Splits.** If the Corporation at any time on or after the Issuance Date subdivides (by any stock split, stock dividend, recapitalization or otherwise) one or more classes of its outstanding shares of Common Stock into a greater number of shares, the Conversion Price in effect immediately prior to such subdivision will be proportionately reduced and the number of Conversion Shares will be proportionately increased. If the Corporation at any time on or after such Issuance Date combines (by combination, reverse stock split or otherwise) one or more classes of its outstanding shares of Common Stock into a smaller number of shares, the Conversion Price in effect immediately prior to such combination will be proportionately increased and the number of Conversion Shares will be proportionately decreased. Any adjustment under this **Section 4** shall become effective at the close of business on the date the subdivision or combination becomes effective.

5. **Rights.** In addition to any adjustments pursuant to **Section I.G.4**, if at any time the Corporation grants, issues or sells any options, convertible securities or rights to purchase stock, warrants, securities or other property pro rata to the record holders of any class of shares of Common Stock (the "**Purchase Rights**"), then Holder will be entitled to acquire, upon the terms applicable to such Purchase Rights, the aggregate Purchase Rights which Holder could have acquired if Holder had held the number of shares of Common Stock acquirable upon conversion of all Preferred Stock held by Holder immediately before the date on which a record is taken for the grant, issuance or sale of such Purchase Rights, or, if no such record is taken, the date as of which the record holders of shares of Common Stock are to be determined for the grant, issue or sale of such Purchase Rights.

6. **Definitions.** For purposes of this **Section I.G**, the following terms shall have the following meanings:

a. **"Adjustment Factor"** means $0.050 per share of Common Stock.

a. **"Announcement Date"** with respect to a share of Series E Preferred Stock shall mean the Announcement Date established for the issuance of such Series E Preferred Stock under the Stock Purchase Agreement pursuant to which such Series E Preferred Stock was issued to the Holder thereof.

b. **"Conversion Price"** means a price per share of Common Stock equal to $1.020 per share of Common Stock, subject to adjustment as otherwise provided herein.

c. **"Conversion Shares"** means shares of Common Stock issuable upon conversion of Series E Preferred Stock.

d. **"Closing Bid Price"** means, for any security as of any date, the last closing bid price for such security on the Trading Market, as reported by Bloomberg, or, if the Trading Market begins to operate on an extended hours basis and does not designate the closing bid price, then the last bid price of such security prior to 4:00 p.m., Eastern time, as reported by Bloomberg, or, if the Trading Market is not the principal securities exchange or trading market for such security, the last closing bid price of such security on the principal securities exchange or trading market where such security is listed or traded as reported by Bloomberg, or if the foregoing do not apply, the last closing bid price of such security in the over-the-counter market on the OTC Marketplace or electronic bulletin board for such security as reported by Bloomberg, or, if no closing bid price is reported for such security by Bloomberg, the average of the bid prices of any market makers for such security as reported in the OTC Pink Marketplace .

e. **"Credit Spread Adjustment"** means 98.7310 basis points.

f. **"Dividend Rate"** means 10.50% *per annum*.

g. **"Equity Conditions"** means (i) on each day during the period beginning 30 Trading Days prior to the applicable date of determination and ending 20 Trading Days after the applicable date of determination (the **"Equity Conditions Measuring Period"**), the Common Stock is designated for quotation on the Trading Market and shall not have been suspended from trading on such exchange or market nor shall delisting or suspension by such exchange or market been threatened or pending either (A) in writing by such exchange or market or (B) by falling below the then effective minimum listing maintenance requirements of such exchange or market; (ii) during the Equity Conditions Measuring Period, the Corporation shall have delivered Conversion Shares upon all conversions or redemptions of the Series E Preferred Stock in accordance with their terms to the Holder on a timely basis; (iii) the Corporation shall have no knowledge of any fact that would cause all of the following (1) the Registration Statement not to be effective and available for the issuance of the Conversion Shares; (2) Section 3(a)(9) under the Securities Act of 1933, as amended, not to be available for the issuance of the Conversion Shares and (3) Securities Act Rule 144 not to be available for the resale of all the Conversion Shares underlying the Series E Preferred Stock; (iv) a minimum of $600,000 in aggregate trading volume has traded on the Trading Market during 20 out of 25 Trading Days prior to the date of determination; and (v) the Corporation otherwise shall have been in compliance with and shall not have breached any provision, covenant, representation or warranty in the Stock Purchase

Agreement pursuant to which the Series E Preferred Stock and the Corporation's Restated Articles of Incorporation, as amended, including this Certificate of Designations.

        h.   **"Lower Triggering Level"** means $0.650 per share of Common Stock.

        i.   **"Make Whole Payment"** means, upon any redemption or conversion prior to the fifth anniversary of the Issuance Date, a payment equal to (A) if the trading price of the Common Stock at any time on any Trading Day, on which a registration statement is effective and available or Securities Act Rule 144 is available for the resale of all of the Conversion Shares underlying the Series E Preferred Stock, is at or above the Threshold Level, the total cumulative amount of Dividends that otherwise would have been payable through the fourth anniversary of the Issuance Date, less any Dividends that have been paid, and otherwise (B) the total cumulative amount of Dividends that otherwise would have been payable through the fifth anniversary of the Issuance Date, less any Dividends that have been paid. The Make-Whole Payment may be made at the Corporation's election, (a) in cash or (b) registered shares of Common Stock, valued at 85.0% of the VWAP on the Trading Day immediately prior to the day on which the shares are electronically delivered to each holder of Series E Preferred Stock.

        j.   **"Maximum Rate"** means 18.00% *per annum.*

        k.   **"Measuring Metric"** means the Closing Price of the Common Stock on any Trading Day following the Issuance Date of the Series E Preferred Stock.

        l.   **"Minimum Rate"** means 2.00% *per annum.*

        m.   **"Threshold Level"** means $2.00 per share of Common Stock.

        n.   **"Trading Day"** means any day on which the Common Stock is traded on the Trading Market.

        o.   **"Trading Market"** means the OTC Markets (OTCQX or OTCQB), the OTC Bulletin Board, the NASDAQ Stock Market, the NYSE Amex, or the New York Stock Exchange, whichever is at the time the principal trading exchange or market for the Common Stock, but does not include the OTC Pink Marketplace, inter-dealer electronic quotation and trading system.

        p.   **"Upper Triggering Level"** means $1.200 per share of Common Stock.

        q.   **"VWAP"** means, for any Trading Day, the volume-weighted average price, calculated by dividing the aggregate value of Common Stock traded on the Trading Market during regular hours (price per share multiplied by number of shares traded) by the total volume (number of shares) of Common Stock traded on the Trading Market for such Trading Day.

        7.   **Conversion Limitation.** Notwithstanding any other provision, at no time may the Corporation or Holder deliver a Conversion Notice if the number of Conversion Shares to be received pursuant to such Conversion Notice, aggregated with all other shares of Common Stock then beneficially (or deemed beneficially) owned by Holder, would result in Holder beneficially owning, on the date of delivery of the Conversion Notice, more than 9.99% of all Common Stock outstanding as determined in accordance with Section 13(d) of the Exchange Act and the rules and regulations promulgated thereunder. No Corporation Conversion Notice may be issued with respect to more than 250 Preferred Shares in any Equity Conditions Measuring Period.

H. **Register.** The Corporation will keep at its principal office, or at the offices of the transfer agent, a register of the Series E Preferred Stock. Upon the surrender of any certificate representing Series E Preferred Stock at such place, the Corporation, at the request of the record Holder of such certificate, will execute and deliver (at the Corporation's expense) a new certificate or certificates in exchange therefor representing in the aggregate the number of shares represented by the surrendered certificate. Each such new certificate will be registered in such name and will represent such number of shares as is requested by the Holder of the surrendered certificate and will be substantially identical in form to the surrendered certificate.

II. **Miscellaneous.**

A. **Notices.** Any and all notices to the Corporation will be addressed to the Corporation's Chief Executive Officer at the Corporation's principal place of business on file with the Secretary of State of the Commonwealth of Massachusetts. Any and all notices or other communications or deliveries to be provided by the Corporation to any Holder hereunder will be in writing and delivered personally, by facsimile, sent by a nationally recognized overnight courier service addressed to each Holder at the facsimile telephone number or address of such Holder appearing on the books of the Corporation, or if no such facsimile telephone number or address appears, at the principal place of business of the Holder. Any notice or other communication or deliveries hereunder will be deemed given and effective on the earliest of (1) the date of transmission, if such notice or communication is delivered via facsimile at the facsimile telephone number specified in this **Section II.A** prior to 5:30 p.m. Eastern time, (2) the date after the date of transmission, if such notice or communication is delivered via facsimile at the facsimile telephone number specified in this section later than 5:30 p.m. but prior to 11:59 p.m. Eastern time on such date, (3) the second business day following the date of mailing, if sent by nationally recognized overnight courier service, or (4) upon actual receipt by the party to whom such notice is required to be given.

B. **Lost or Mutilated Preferred Stock Certificate.** Upon receipt of evidence reasonably satisfactory to the Corporation (an affidavit of the registered Holder will be satisfactory) of the ownership and the loss, theft, destruction or mutilation of any certificate evidencing shares of Series E Preferred Stock, and in the case of any such loss, theft or destruction upon receipt of indemnity reasonably satisfactory to the Corporation (provided that if the Holder is a financial institution or other institutional investor its own agreement will be satisfactory) or in the case of any such mutilation upon surrender of such certificate, the Corporation will, at its expense, execute and deliver in lieu of such certificate a new certificate of like kind representing the number of shares of such class represented by such lost, stolen, destroyed or mutilated certificate and dated the date of such lost, stolen, destroyed or mutilated certificate.

C. **Headings.** The headings contained herein are for convenience only, do not constitute a part of this Certificate of Designations and will not be deemed to limit or affect any of the provisions hereof.

COMMONWEALTH OF MASSACHUSETTS

William Francis Galvin
Secretary of the Commonwealth
One Ashburton Place, Boston, Massachusetts 02108-1512

Articles of Amendment
(General Laws Chapter 156D, Section 10.06; 950 CMR 113.34)

I hereby certify that upon examination of these articles of amendment, it appears that the provisions of the General Laws relative thereto have been complied with, and the filing fee in the amount of $_____ having been paid, said articles are deemed to have been filed with me this _____ day of _____,
20_____ , at _____a.m./p.m.
time

Effective date:_____
(must be within 90 days of date submitted)

WILLIAM FRANCIS GALVIN
Secretary of the Commonwealth

Filing fee: Minimum filing fee $100 per article amended, stock increases $100 per 100,000 shares, plus $100 for each additional 100,000 shares or any fraction thereof.

Examiner _____

Name approval _____

C _____

M _____

TO BE FILLED IN BY CORPORATION
Contact Information:

Richard T. Schumacher

14 Norfolk Avenue

South Easton, Massachusetts 02375

Telephone: (508) 230-1828

Email: RSchumacher@pressurebiosciences.com

Upon filing, a copy of this filing will be available at www.sec.state.ma.us/cor. If the document is rejected, a copy of the rejection sheet and rejected document will be available in the rejected queue.